Resolution

Resolution plc
1 Wythall Green Way
Wythall
Birmingham
B47 6WG

tel 0870 887 0001
fax 0870 887 0002
www.resolutionplc.com

RECEIVED
2007 NOV 27 A : 17

19 November 2007

07028210

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Resolution plc – Rule 12g3-2(b) Exemption

SEC File Number 82-35079

Dear Sirs

I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached documentation and Appendix covering information that has been filed with Companies House. This submission covers the period from 1 October 2007 to 5 November 2007 and supplements the information that the company has made public, filed and distributed since it applied for an exemption under the Rule on 21 March 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

As previously notified from 5 July 2007 all information that has been made public by the Company and announcements filed with the London Stock Exchange will be available at Resolution plc's website under the Investor Section; this information can be obtained by using the following links :-

PROCESSED
NOV 30 2007 E
THOMSON
FINANCIAL

dlw 11/27

10/81173646_1

London Stock Exchange announcements	http://www.resolutionplc.com/investor_rns.shtml
Results announcements	http://www.resolutionplc.com/investor_results2007.shtml
Annual report and accounts	http://www.resolutionplc.com/investor_resolutionannualreports.shtml
Equity and debt investor library	http://www.resolutionplc.com/investor_library.shtml
Merger Information	http://www.resolutionplc.com/investor_fp_mergerinformation.shtml
Annual general meeting information	http://www.resolutionplc.com/investor_annualgeneralmeeting.shtml
Financial calendar	http://www.resolutionplc.com/investor_financialcalendar.shtml
Dividends	http://www.resolutionplc.com/investor_dividendhistory2007.shtml

For filings made to Companies House these will be continued to be supplied on a monthly basis via hard copy unless significant information is disclosed in the interim, in which case a further submission will be made as soon as practicable.

If there are any queries regarding this return please do not hesitate to contact me.

Steven Watts
Assistant Company Secretary
Resolution PLC

Direct Dial 01564 204339
Fax Number 01564 828811
E-mail steven.watts@resolutionplc.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY OR ITS PREDECESSORS FROM 1 OCTOBER 2007 TO 5 NOVEMBER 2007

Appendix A1: Press Releases

Release Date	Title
NA	Available on the website at http://www.resolutionplc.com/investor.jsp.

Appendix A2: Companies House Filings

Date Filed	Document Type	Companies House Filing
2 October 2007	88(2)	Allotment of Shares
2 October 2007	88(2)	Allotment of Shares
2 October 2007	88(2)	Allotment of Shares
2 October 2007	88(2)	Allotment of Shares
2 October 2007	88(2)	Allotment of Shares
18 October 2007	88(2)	Allotment of Shares
24 October 2007	88(2)	Allotment of Shares
24 October 2007	88(2)	Allotment of Shares

Appendix A3: Other Public Disclosures

Date Released	Filing Entity	Announcement Type
NA	Resolution plc	Available on the website at http://www.resolutionplc.com/investor.jsp

File Number - 82-35079

RECEIVED

2007 NOV 27 A 11:17

Companies House

for the record

Please complete in typescript, or in bold black capitals

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	09	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	10917		
Nominal value of each share	£0 05		
Amount (if any) paid or due on each share (including any share premium)	£3 35		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

FRIDAY

A5C5DTCE

A52 28/09/2007 211

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

File Number - 82-35079

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Sian Bowen Address: 40 Highland Road, Great Barr, Birmingham UK Postcode B43 7SQ	Ordinary	1486
Name(s): Michele Warwick Address: 22 Edward Road, Maypole, Birmingham UK Postcode B14 5UA	Ordinary	1429
Name(s): Raymond Wallace Address: 29 The Willows, Stratford Upon Avon UK Postcode CV37 9QJ	Ordinary	1772
Name(s): Alexandra Patrick Address: 97 Widney Lane, Solihull UK Postcode B91 3LJ	Ordinary	1429
Name(s): Dawn Brookes Address: 60 Sycamore Drive, Hollywood, Birmingham UK Postcode B47 5QX	Ordinary	1486

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25 9 07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Alison Ricketts, Resolution plc
1 Wythall Green, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

Shareholder details Name & Address	Shares & share class allotted Class of shares allotted	Number allotted
Austin Woulfe 200 Moor End Lane, Erdington, Birmingham B24 9DR	Ordinary	1543
Alexander Chisholm 11 Clayknowes Drive, Musselburgh EH21 6UW	Ordinary	1772

File Number - 82-35079

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	14	
Month	09	
Year	2007	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,345	4,287	3,830
Nominal value of each share	£0 05	£0 05	£0 05
Amount (if any) paid or due on each share (including any share premium)	£3 40	£2 67	£3 08

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

14462

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

FRIDAY

A5C5ATCB
A52 28/09/2007 214
COMPANIES HOUSE

05/2005

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

File Number - 82-35079

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mrs Katherine Meakin Address: 2 Codnor Denby Lane, Crosshill, Ripley, Derbyshire UK Postcode DE5 9SN	Ordinary Ordinary Ordinary	2058
Name(s): Steven Pickering Address: 9 Dunley Croft, Shirley, Solihull UK Postcode B90 4UA	Ordinary	2001
Name(s): Miss Sian Bowen Address: 40 Highland Road, Great Barr, Birmingham UK Postcode B43 7SQ	Ordinary	1772
Name(s): Simon Harris Address: 15 Connaught Road, Bromsgrove, Worcestershire UK Postcode B60 2SH	Ordinary	4687
Name(s): Austin Woulfe Address: 200 Moor End Lane, Erdington, Birmingham UK Postcode B24 9DR	Ordinary	1658

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25 9 07

** ~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

Shareholder details Name & Address	**Shares & share class allotted** Class of shares allotted	 Number allotted
Philip Griffin-Smith 7 The Rickyard, Easenhall, Rugby CV23 0JN	Ordinary	2286

File Number - 82-35079

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	09	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	10,763	2,312	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£4.5476	£5.15	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

File Number - 82-35079

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s) SEE ATTACHED SHEETS	Class of shares allotted	Number allotted
Address	Ordinary	
	Ordinary	
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc	
1 Wythall Green Way, Wythall, Birmingham B47 6WG	
	Tel 01564 202670
DX number	DX exchange

Resolution plc Sharesave Scheme - Early Exercise of Options

2006 3 Year Scheme - Option Price 454.76p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Shares Allotted
MRS	PHILIPPA	ARCH	137 BRANDWOOD ROAD	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 6PN	Ordinary	233
MRS	KAREN	CHIDGEY	12 BEECH FARM CROFT	BIRMINGHAM	WEST MIDLANDS		B31 2LG	Ordinary	166
MRS	SUSAN	CLIFFORD	5 HAZEL DRIVE	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5RJ	Ordinary	99
MR	ADAM PETER	DAVIES	113 BIRMINGHAM ROAD	ALVECHURCH	BIRMINGHAM	WEST MIDLANDS	B48 7TD	Ordinary	566
MISS	JACQUELINE SUSAN	DOCKER	102 CAMPBELLS GREEN	SHELDON	BIRMINGHAM	WEST MIDLANDS	B26 3HB	Ordinary	333
MR	JOHN ELLICE	DUNCAN	77 RIDGACRE ROAD	QUINTON	BIRMINGHAM	WEST MIDLANDS	B32 2TL	Ordinary	333
MISS	SHARON	DUNN	18 BEARLEY CROFT	MONKSPATH	SOLIHULL	WEST MIDLANDS	B90 4DL	Ordinary	832
MISS	JOANNE CHRISTINE	EAST	66 THURLSTON AVENUE	SOLIHULL	WEST MIDLANDS		B92 7NZ	Ordinary	166
MRS	MARY	HELLIWELL	78 FORGE MILL ROAD	RIVERSIDE	REDDITCH	WORCESTERSHIRE	B98 8HG	Ordinary	166
MRS	SAMANTHA	HEWITT	87 ELMDALE CRESCENT	BIRMINGHAM	WEST MIDLANDS		B31 1SP	Ordinary	749
MISS	GAIL LOUISE	JONES	36 OAKFIELD DRIVE	REDNAL	BIRMINGHAM	WEST MIDLANDS	B45 8AH	Ordinary	319
MISS	RACHAEL	KEYES	12 HANGING LANE	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 5LP	Ordinary	166
MR	RICHARD	MCCANN	GOSS HOUSE	CLARK STREET	STOURBRIDGE	WEST MIDLANDS	DY8 3UF	Ordinary	166
MISS	VAISHALI	PATEL	12 KINGS TERRACE	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 6TR	Ordinary	832
MR	JOHN	PICKERING	9 DUNLEY CROFT	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 4UA	Ordinary	166
MR	STEVEN	PICKERING	9 DUNLEY CROFT	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 4UA	Ordinary	133
MRS	JANET	REID	8 STAPLEFORD CROFT	DRUIDS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 5QB	Ordinary	499
MRS	BHANUMATI	VADUKUL	4 STEEPLEFIELD ROAD	COUNDON	COVENTRY	WEST MIDLANDS	CV6 1JL	Ordinary	333
MRS	MICHELE KIM	WARWICK	22 EDWARD ROAD	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B14 5UA	Ordinary	233
MRS	ANN	WESTWOOD	61 BARN LANE	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B13 0SN	Ordinary	266
MRS	LORRAINE	WOODLEY	26 MAYPOLE LANE	MAYPOLE	BIRMINGHAM	WEST MIDLANDS	B14 5JG	Ordinary	99
MISS	LISA	WOOLLEY	23 BRINDLE CLOSE	SHELDON	BIRMINGHAM	WEST MIDLANDS	B26 1BN	Ordinary	166
MRS	SUSAN	WORTHINGTON	3 CLEVES ROAD	RUBERY	BIRMINGHAM	WEST MIDLANDS	B45 9US	Ordinary	666
MISS	NATALIE	ZOLTY	6 CHATSWORTH CLOSE	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 4SW	Ordinary	832
									8,519

File Number - 82-35079

File Number - 82-35079

Resolution plc Sharesave Scheme - Early Exercise of Options

2006 5 Year Scheme - Option Price 454.76p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Shares Allotted
MRS	JULIE	BALLER	15 COPPICE GARDENS	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5JJ	Ordinary	133
MR	SOLOMON	BENJAMIN	3 ARDLEIGH CLOSE	MICKLEOVER	DERBY	DERBYSHIRE	DE3 0UB	Ordinary	499
MRS	DAWN MYFANWY	BROOKES	60 SYCAMORE DRIVE	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5QX	Ordinary	499
MRS	NICOLA	BUCKLEY	1 ELVASTON WAY	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 1TN	Ordinary	66
MR	SATNAM	DHOOPER	84 DENEWOOD AVENUE	HANDSWORTH WOOD	BIRMINGHAM	WEST MIDLANDS	B20 2AE	Ordinary	832
MRS	MARILYN O	FARRELL	18 BARNWOOD CLOSE	CHURCH HILL	REDDITCH	WORCESTERSHIRE	B98 9JE	Ordinary	99
MR	CRAIG RICHARD	SMITH	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B43 7SQ	Ordinary	116
									2,244

Resolution plc Sharesave Scheme - Early Exercise of Options

2007 3 Year Scheme - Option Price 515.00p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Shares Allotted
MRS	PHILIPPA	ARCH	137 BRANDWOOD ROAD	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 6PN	Ordinary	58
MR	SOLOMON	BENJAMIN	3 ARDLEIGH CLOSE	MICKLEOVER	DERBY	DERBYSHIRE	DE3 0UB	Ordinary	58
MISS	CLAIRE	BOWSKILL	4 COWPER CLOSE	WARWICK	WARWICKSHIRE		CV34 5YR	Ordinary	58
MRS	NICOLA	BUCKLEY	1 ELVASTON WAY	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 1TN	Ordinary	17
MRS	KAREN	CHIDGEY	12 BEECH FARM CROFT	BIRMINGHAM	WEST MIDLANDS		B31 2LG	Ordinary	58
MRS	SUSAN	CLIFFORD	5 HAZEL DRIVE	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5RJ	Ordinary	29
MR	ADAM PETER	DAVIES	113 BIRMINGHAM ROAD	ALVECHURCH	BIRMINGHAM	WEST MIDLANDS	B48 7TD	Ordinary	23
MISS	JACQUELINE SUSAN	DOCKER	102 CAMPBELLS GREEN	SHELDON	BIRMINGHAM	WEST MIDLANDS	B26 3HB	Ordinary	23
MR	JOHN ELLICE	DUNCAN	77 RIDGACRE ROAD	QUINTON	BIRMINGHAM	WEST MIDLANDS	B32 2TL	Ordinary	29
MISS	JOANNE CHRISTINE	EAST	66 THURLSTON AVENUE	SOLIHULL	WEST MIDLANDS		B92 7NZ	Ordinary	29
MR	DEREK	ERSKINE	36 LILAC WYND	CAMBUSLANG	GLASGOW	LANARKSHIRE	G72 7GJ	Ordinary	116
MRS	WILMA	HANLON	1 PHOENIX ROAD	CALDERGLEN	BELLSHILL	STRATHCLYDE	ML4 1JF	Ordinary	145
MRS	MARY	HELLIWELL	78 FORGE MILL ROAD	RIVERSIDE	REDDITCH	WORCESTERSHIRE	B98 8HG	Ordinary	29
MISS	GAIL LOUISE	JONES	36 OAKFIELD DRIVE	REDNAL	BIRMINGHAM	WEST MIDLANDS	B45 8AH	Ordinary	45
MISS	RACHAEL	KEYES	12 HANGING LANE	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 5LP	Ordinary	17
MR	KEITH	MACDONALD	73 CALDERBRAES AVENUE	UDDINGSTON	GLASGOW	LANARKSHIRE	G71 6EE	Ordinary	58
MRS	SUELLA	MAUGHAN	7 HILL ROAD	HOWWOOD	JOHNSTONE	RENFREWSHIRE	PA9 1BU	Ordinary	69
MRS	YVONNE	MCGURN	20 NORTHCALDER PLACE	BROOMHOUSE	GLASGOW	LANARKSHIRE	G71 7TL	Ordinary	29
MISS	JULIE-ANN	MORRIS	7 POLO GARDENS	TROON	AYRSHIRE	STRATHCLYDE	KA10 6LJ	Ordinary	145
MR	STEVEN	PICKERING	9 DUNLEY CROFT	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 4UA	Ordinary	29
MRS	PATRICIA	SPELLACY	42 BIBURY ROAD	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 0HQ	Ordinary	87
MRS	MARGARET	STUBBS	2 NORTH CALDER PLACE	BROOMHOUSE	GLASGOW	LANARKSHIRE	G71 7TL	Ordinary	29
MRS	LINDA	TULK	136 PERRY WOOD ROAD	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B42 2BQ	Ordinary	145
MISS	MARY	TURNER	79 CLAVENS ROAD	PENILEE	GLASGOW	LANARKSHIRE	G52 4EG	Ordinary	29
MRS	ANN	WESTWOOD	61 BARN LANE	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B13 0SN	Ordinary	46
MRS	LORRAINE	WOODLEY	26 MAYPOLE LANE	MAYPOLE	BIRMINGHAM	WEST MIDLANDS	B14 5JG	Ordinary	17
MISS	LISA	WOOLLEY	23 BRINDLE CLOSE	SHELDON	BIRMINGHAM	WEST MIDLANDS	B26 1BN	Ordinary	29
MRS	SUSAN	WORTHINGTON	3 CLEVES ROAD	RUBERY	BIRMINGHAM	WEST MIDLANDS	B45 9US	Ordinary	29
									1,475

File Number - 82-35079

File Number - 82-35079

Resolution plc Sharesave Scheme - Early Exercise of Options

2007 5 Year Scheme - Option Price 515.00p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Shares Allotted
MRS	JULIE	BALLER	15 COPPICE GARDENS	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5JJ	Ordinary	23
MRS	MARILYN O	FARRELL	18 BARNWOOD CLOSE	CHURCH HILL	REDDITCH	WORCESTERSHIRE	B98 9JE	Ordinary	69
MRS	ANGELA	GUTHRIE	5 SHIEL ROAD	BISHOPBRIGGS	GLASGOW	LANARLSHIRE	G64 IHS	Ordinary	87
MR	BHUPENDRA	PARMAR	46 INCHFORD ROAD	SOLIHULL	WEST MIDLANDS		B92 9QD	Ordinary	145
MRS	MORAG FIONA	PEGGS	19 KEITH AVENUE	GIFFNOCK	GLASGOW	LANARLSHIRE	G46 6LG	Ordinary	58
MISS	MARGARET	RUDDY	1 NORWOOD DRIVE	GIFFNOCK	GLASGOW	LANARLSHIRE	G46 7LR	Ordinary	145
MR	ROBERT	SINCLAIR	3 KISHORN ROAD	WEMYSS BAY	RENFREWSHIRE		PA18 6BW	Ordinary	145
MRS	SHARAN	SINCLAIR	32B EARLSPARK AVENUE	NEWLANDS	GLASGOW	LANARLSHIRE	G43 2HW	Ordinary	145
MR	CRAIG RICHARD	SMITH	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B43 7SQ	Ordinary	20
									837

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	09	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	23,742	1,606	9,813
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£1.0757	£2.4662	£3.4282

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

File Number - 82-35079

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED SHEETS Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Resolution plc Sharesave Scheme - Early Exercise of Options

2003 5 Year Scheme - Option Price 107.57p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Number Allotted
MRS	JULIE	BALLER	15 COPPICE GARDENS	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5JJ	Ordinary	1,484
MRS	MARILYN O	FARRELL	18 BARNWOOD CLOSE	CHURCH HILL	REDDITCH	WORCESTERSHIRE	B98 9JE	Ordinary	2,473
MR	CRAIG RICHARD	SMITH	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B43 7SQ	Ordinary	4,946
MRS	PATRICIA	SPELLACY	42 BIBURY ROAD	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 0HQ	Ordinary	2,473
MR	AUSTIN JOHN	WOULFE	200 MOOR END LANE	BIRMINGHAM	WEST MIDLANDS		B24 9DR	Ordinary	12,366
									23,742

Resolution plc Sharesave Scheme - Early Exercise of Options
2004 5 Year Scheme - Option Price 246.62p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares Allotted	Number Allotted
MRS	JULIE	BALLER	15 COPPICE GARDENS	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5JJ	Ordinary	482
MRS	MARILYN O	FARRELL	18 BARNWOOD CLOSE	CHURCH HILL	REDDITCH	WORCESTERSHIRE	B98 9JE	Ordinary	321
MR	CRAIG RICHARD	SMITH	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B43 7SQ	Ordinary	803
									1,606

File Number - 82-35079

File Number - 82-35079

Resolution plc Sharesave Scheme - Early Exercise of Options

2005 3 Year Scheme - Option Price 342.82p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Shares Allotted
MRS	PHILIPPA	ARCH	137 BRANDWOOD ROAD	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 6PN	Ordinary	402
MISS	CLAIRE	BOWSKILL	4 COWPER CLOSE	WARWICK	WARWICKSHIRE		CV34 5YR	Ordinary	201
MRS	DAWN MYFANWY	BROOKES	60 SYCAMORE DRIVE	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5QX	Ordinary	805
MRS	NICOLA	BUCKLEY	1 ELVASTON WAY	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 1TN	Ordinary	161
MRS	KAREN	CHIDGEY	12 BEECH FARM CROFT	BIRMINGHAM	WEST MIDLANDS		B31 2LG	Ordinary	805
MR	ROBERT	COOK	33 COURTENAY ROAD	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B44 8JB	Ordinary	241
MR	ADAM PETER	DAVIES	113 BIRMINGHAM ROAD	ALVECHURCH	BIRMINGHAM	WEST MIDLANDS	B48 7TD	Ordinary	322
MISS	JACQUELINE SUSAN	DOCKER	102 CAMPBELLS GREEN	SHELDON	BIRMINGHAM	WEST MIDLANDS	B26 3HB	Ordinary	241
MR	JOHN ELLICE	DUNCAN	77 RIDGACRE ROAD	QUINTON	BIRMINGHAM	WEST MIDLANDS	B32 2TL	Ordinary	805
MISS	JOANNE CHRISTINE	EAST	66 THURLSTON AVENUE	SOLIHULL	WEST MIDLANDS		B92 7NZ	Ordinary	402
MISS	RACHAEL	KEYES	12 HANGING LANE	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 5LP	Ordinary	322
MR	RICHARD	MCCANN	GOSS HOUSE	CLARK STREET	STOURBRIDGE	WEST MIDLANDS	DY8 3UF	Ordinary	402
MR	JOHN	PICKERING	9 DUNLEY CROFT	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 4UA	Ordinary	402
MR	STEVEN	PICKERING	9 DUNLEY CROFT	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 4UA	Ordinary	402
MRS	JANET	REID	8 STAPLEFORD CROFT	DRUIDS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 5QB	Ordinary	805
MRS	PATRICIA	SPELLACY	42 BIBURY ROAD	HALL GREEN	BIRMINGHAM	WEST MIDLANDS	B28 0HQ	Ordinary	402
MRS	ANN	WESTWOOD	61 BARN LANE	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B13 0SN	Ordinary	644
MRS	LORRAINE	WOODLEY	26 MAYPOLE LANE	MAYPOLE	BIRMINGHAM	WEST MIDLANDS	B14 5JG	Ordinary	241
MISS	LISA	WOOLLEY	23 BRINDLE CLOSE	SHELDON	BIRMINGHAM	WEST MIDLANDS	B26 1BN	Ordinary	402
									8,407

Resolution plc Sharesave Scheme - Early Exercise of Options

2005 5 Year Scheme - Option Price 342.82p

Title	Forename(s)	Surname	Address				Post Code	Class of Shares	Shares Allotted
MRS	JULIE	BALLER	15 COPPICE GARDENS	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5JJ	Ordinary	120
MRS	SUSAN	CLIFFORD	5 HAZEL DRIVE	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B47 5RJ	Ordinary	241
MR	ALAN	DESMOND	21 STAPLE HALL ROAD	NORTHFIELD	BIRMINGHAM	WEST MIDLANDS	B31 3TH	Ordinary	161
MRS	MARILYN O	FARRELL	18 BARNWOOD CLOSE	CHURCH HILL	REDDITCH	WORCESTERSHIRE	B98 9JE	Ordinary	241
MR	CRAIG RICHARD	SMITH	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	WEST MIDLANDS	B43 7SQ	Ordinary	241
MRS	MICHELE KIM	WARWICK	22 EDWARD ROAD	HOLLYWOOD	BIRMINGHAM	WEST MIDLANDS	B14 5UA	Ordinary	402
									1,406

File Number - 82-35079

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHWP000

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	09	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1658	9293	21498
Nominal value of each share	£0 05	£0 05	£0 05
Amount (if any) paid or due on each share (including any share premium)	£3 08	£3 35	£3 40

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

32449

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

FRIDAY

A5C59TCA
A52 28/09/2007 215
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (*list joint allottees as one shareholder*)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Thomas Downes Address: 1 Prospero Drive, Heathcote, Warwick UK Postcode: CV34 6FF	Ordinary ~~Ordinary~~ ~~Ordinary~~	2044
Name(s): Kevin Gravener Address: 3 Paragon Terrace, Cheltenham, Gloucester UK Postcode: GL53 7LA	Ordinary	6816
Name(s): Iain George Pringle Address: 30 Ravelston Road, Bearsden, Glasgow UK Postcode: G61 1AW	Ordinary	5774
Name(s): Trevor Harris Address: 34 Shakespeare Drive, Shirley, Solihull UK Postcode: B90 2AN	Ordinary	1486
Name(s): Kenneth Graves Address: Vine Cottage, 39 School Street, Honeybourne, Evesham UK Postcode: WR11 7PL	Ordinary	1829

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25 9 07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Shareholder details Name & Address	**Shares & share class allotted** Class of shares allotted	Number allotted
Stephen Massey 114 Cropthorne Road, Shirley, Solihull B90 3JJ	Ordinary	1543
Dean Wilcox 23 Lister Avenue, Harley Bakewell, Worcester WR4 0SG	Ordinary	1658
Anna East 203 Moor Green Lane, Moseley, Birmingham B13 8NT	Ordinary	2047
David Eubank 3 Roylesden Crescent, Sutton Coldfield B73 6RA	Ordinary	1943
Stuart Nunn 70 Telford Avenue, Lillington, Leamington Spa CV32 7HP	Ordinary	1551
James Bird 97 Danford Lane, Solihull B91 1QH	Ordinary	2172
Ken Horner 36 Camelon Road, Falkirk FK1 5SH	Ordinary	1414
Michael Strohm 55 Sycamore Drive, Hollywood, Birmingham B47 5QX	Ordinary	2172

File Number - 82-35079

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	12	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5419	29499	10199
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.35	£1.0757	£2.4662

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form

Registrar of Companies

09/2005

Names and addresses of the allottees

File Number - 82-35079

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Shanthe Somaratne	Class of shares allotted	Number allotted
Address: 27 Forsythia Close, Northfield, Birmingham	Ordinary	618
	Ordinary	
UK Postcode B31 1XN	Ordinary	
Name(s): David John Ratcliffe	Class of shares allotted	Number allotted
Address: 11 Ettington Close, Dorridge, Solihull	Ordinary	2915
UK Postcode B93 8RR		
Name(s): Yvo Robert Henniker-Heaton	Class of shares allotted	Number allotted
Address: 77 Main Street, Albert Village, Swadlincote, Derbyshire	Ordinary	1886
UK Postcode DE11 8EN		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 3

Signed [signature] Date 18.10.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

DX number

Resolution plc Sharesave Scheme - Early Exercise of Options

2003 5 Year Scheme - Option Price 107.57p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MISS	SIAN MARIE	BOWEN	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	B43 7SQ	3,462
MISS	ANGELA	HUDSON	51 ADAMS HILL	BIRMINGHAM	WEST MIDLANDS	B32 3QJ	4,946
MR	WILLIAM RICHARD	JONES	16 MAYBERRY CLOSE	BIRMINGHAM	WEST MIDLANDS	B14 4PX	12,366
MRS	NICOLE	WEIR	20 KIDDERMINSTER ROAD	HAGLEY	STOURBRIDGE	DY9 0QD	3,779
MR	SIMON	YOUNG	254 OLD OSCOTT LANE	BIRMINGHAM	WEST MIDLANDS	B44 9UZ	4,946
							29,499

File Number - 82-35079

Resolution plc Sharesave Scheme - Maturity of Options

2004 3 Year Scheme - Option Price 246.62p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MR	STEVEN	BEVERIDGE	8 EIDER	GLASGOW	LANARKSHIRE	G12 0FD	1,527
							1,527

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1772	12475	5353
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.08	£3.35	£3.40

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

File Number - 82-35079

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name(s): Mrs Geraldine Mogridge Address: 10 West Fenton Gait, Gullane, East Lothian UK Postcode: EH31 2HS	Ordinary ~~Ordinary~~ ~~Ordinary~~	1084
Name(s): Robert Douglas Edwards Address: 66 Avery Road, Sutton Coldfield, West Midlands UK Postcode: B73 6QD	Ordinary	2286
Name(s): Dr Eric Martens Address: 57 Riddings Hill, Balsall Common, Warwickshire UK Postcode: CV7 7RA	Ordinary	2172
Name(s): Miss Catherine Rebecca Sinclair Address: 15 Waterton Close, Hucclecote, Gloucester UK Postcode: GL3 3UD	Ordinary	1372
Name(s): Stephen Kenneth Nesbitt Address: 14 Priest Meadow Close, Astwood Bank, Redditch UK Postcode: B96 6HT	Ordinary	2687

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 10.10.07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

Shareholder details Name & Address	**Shares & share class allotted** Class of shares allotted	Number allotted
Mrs Sandra Langmead 6 Prince Henrys Close, Evesham WR11 4NW	Ordinary	1752
Nicholas Watkins 6 Wingfield Avenue, Worcester WR4 0LE	Ordinary	1829
Mrs Ruth Miknenas 22 Defford Close, Webheath, Redditch B97 5WR	Ordinary	1658
Mrs Elizabeth Fleming Hillcrest Cottage, Hadley, Droitwich, Worcs WR9 0AY	Ordinary	1772
Mrs Barbara Jordan 8 Rosemount Meadows, Bothwell, Lanarkshire G71 8EL	Ordinary	1216
Ashley O'Dell 16 Granville Street, Leamington Spa CV32 5XN	Ordinary	1772

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	10	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4671	2299	2223
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.4282	£4.5476	£5.15

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

File Number - 82-35079

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address	Ordinary	
	Ordinary	
UK Postcode	Ordinary	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 6

Signed [signature] Date 18.10.07

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange

File Number - 82-35079

Resolution plc Sharesave Scheme - Early Exercise of Options

2005 3 Year Scheme - Option Price 342.82p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MRS	KATHARINE	HALL	45 DORCHESTER ROAD	SOLIHULL	WEST MIDLANDS	B91 1LN	322
MR	PAUL	HOLLAND	116A WELFORD ROAD	SHIRLEY	SOLIHULL	B90 3HT	402
MRS	SARAH RACHEL	RAVENSCROFT	123 LOXLEY AVENUE	SHIRLEY	SOLIHULL	B90 2QS	201
MRS	SARAH	RAYBOULD	6 COPPICE WAY	DROITWICH	WORCESTERSHIRE	WR9 9JB	167
MRS	MICHELLE	ROWBERRY	4 MINSTER WALK	CATSHILL	BROMSGROVE	B61 0JX	199
MR	NEAL	SMITH	43 ARCHER CLOSE	STUDLEY	WARWICKSHIRE	B80 7HX	805
MRS	ALYSON	THOMPSON	5 BRIXFIELD WAY	SHIRLEY	SOLIHULL	B90 1RQ	322
MR	NIGEL	WAKEMAN	32 MEADOW ROAD	WYTHALL	BIRMINGHAM	B47 6EG	201
							2,619

Resolution plc Sharesave Scheme - Early Exercise of Options

2005 5 Year Scheme - Option Price 342.82p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MISS	SIAN MARIE	BOWEN	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	B43 7SQ	402
MRS	BARBARA	DALTON	65 ILLSHAW CLOSE	REDDITCH	WORCESTERSHIRE	B98 0QZ	241
MISS	ANGELA	HUDSON	51 ADAMS HILL	BIRMINGHAM	WEST MIDLANDS	B32 3QJ	402
MRS	NICOLE	WEIR	20 KIDDERMINSTER ROAD	HAGLEY	STOURBRIDGE	DY9 0QD	1,007
							2,052

File Number - 82-35079

Resolution plc Sharesave Scheme - Early Exercise of Options

2006 3 Year Scheme - Option Price 454.76p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MISS	JOANNE	ATTWOOD	16 RILEY ROAD	BIRMINGHAM	WEST MIDLANDS	B14 4JH	333
MR	EDWIN	HAYES	7 WILLOW LODGE	ABRAM	WIGAN	WN2 5PG	887
MR	PAUL	HOLLAND	116A WELFORD ROAD	SHIRLEY	SOLIHULL	B90 3HT	266
MISS	ANGELA	HUDSON	51 ADAMS HILL	BIRMINGHAM	WEST MIDLANDS	B32 3QJ	166
MRS	SARAH RACHEL	RAVENSCROFT	123 LOXLEY AVENUE	SHIRLEY	SOLIHULL	B90 2QS	83
MRS	BALJIT	SUNNER	17 ROWLAND HILL DRIVE	TIPTON	WEST MIDLANDS	DY4 7HT	83
							1,818

Resolution plc Sharesave Scheme - Early Exercise of Options

2006 5 Year Scheme - Option Price 454.76p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MRS	VIKKI	BARNFIELD	72 FOXHOLES LANE	CALLOW HILL	REDDITCH	B97 5YT	166
MISS	SIAN MARIE	BOWEN	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	B43 7SQ	133
MRS	BARBARA	DALTON	65 ILLSHAW CLOSE	REDDITCH	WORCESTERSHIRE	B98 0QZ	66
MRS	ALYSON	THOMPSON	5 BRIXFIELD WAY	SHIRLEY	SOLIHULL	B90 1RQ	116
							481

Resolution plc Sharesave Scheme - Early Exercise of Options

2007 3 Year Scheme - Option Price 515.00p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MRS	RUTH	FERGUSON	5 STRAVAIG PATH	PAISLEY	RENFREWSHIRE	PA2 ORZ	58
MISS	CLAIRE	FOWLER	36 REYNOLDS DRIVE	STEPPS	GLASGOW	G33 6ED	145
MRS	KATHARINE	HALL	45 DORCHESTER ROAD	SOLIHULL	WEST MIDLANDS	B91 1LN	58
MISS	LAURA	KERR	45 GLEBE ROAD	KILMARNOCK	AYRSHIRE	KA1 3DJ	58
MR	IAN	MACLEAN	6 CRAIGIE VIEW	PERTH	PERTHSHIRE	PH2 0DP	145
MR	BRUCE	MCCALLUM	9 BEN LAWERS DRIVE	PAISLEY	RENFREWSHIRE	PA2 7LZ	145
MISS	CLARE	MCGRORY	1 BARONY PLACE	CUMBERNAULD	GLASGOW	G68 9NY	116
MRS	NAJMA	MIR	130 FLAXLEY ROAD	BIRMINGHAM	WEST MIDLANDS	B33 9HG	194
MR	PETER	OTTAWAY	0/1	17 PROSPECTHILL GROVE	GLASGOW	G42 9LG	87
MRS	ROSETTA	QUINN	7 GLEN STREET	GREENOCK	RENFREWSHIRE	PA16 8BN	145
MRS	SARAH	RAYBOULD	6 COPPICE WAY	DROITWICH	WORCESTERSHIRE	WR9 9JB	19
MISS	KIMBERLEY	RIPPEY	FLAT 2/3	1283 DUMBARTON ROAD	GLASGOW	G14 9UY	145
MR	JACK	STOKES	27 WALTON ROAD	BROMSGROVE	WORCESTERSHIRE	B61 0EA	29
MRS	BALJIT	SUNNER	17 ROWLAND HILL DRIVE	TIPTON	WEST MIDLANDS	DY4 7HT	14
MISS	KAREN	WATSON	17 0/1 PROSPECTHILL GROVE	GLASGOW	LANARKSHIRE	G42 9LG	87
							1,445

Resolution plc Sharesave Scheme - Early Exercise of Options

2007 5 Year Scheme - Option Price 515.00p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MRS	VIKKI	BARNFIELD	72 FOXHOLES LANE	CALLOW HILL	REDDITCH	B97 5YT	29
MR	ROBERT	BARR	44 CECIL STREET	GLASGOW	LANARKSHIRE	G12 8RJ	72
MISS	SIAN MARIE	BOWEN	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	B43 7SQ	34
MS	ROSINA	BURNAGE	FLAT 24	100 WESTER CLEDDENS ROAD	BISHOPBRIGGS	G64 1HZ	145
MISS	ANGELA	HUDSON	51 ADAMS HILL	BIRMINGHAM	WEST MIDLANDS	B32 3QJ	29
MR	ALLAN	MACKINNON	3 CAIRD TERRACE	BEARSDEN	GLASGOW	G61 4QR	58
MRS	GILLIAN	MCFADDEN	21 DEVERON ROAD	TROON	AYRSHIRE	KA10 7ED	87
MRS	ELAINE	MERCER	53 DUNVEGAN DRIVE	BISHOPBRIGGS	GLASGOW	G64 3LD	145
MRS	ELAINE	RUTH	1495 SPRINGBURN ROAD	BISHOPBRIGGS	GLASGOW	G64 2PA	145
MRS	ALYSON	THOMPSON	5 BRIXFIELD WAY	SHIRLEY	SOLIHULL	B90 1RQ	34
							778

Resolution plc Sharesave Scheme - Early Exercise of Options

2004 5 Year Scheme - Option Price 246.62p

Title	Forename(s)	Surname	Address			Post Code	Options Exercised
MRS	VIKKI	BARNFIELD	72 FOXHOLES LANE	CALLOW HILL	REDDITCH	B97 5YT	803
MISS	SIAN MARIE	BOWEN	40 HIGHLAND ROAD	GREAT BARR	BIRMINGHAM	B43 7SQ	482
MRS	BARBARA	DALTON	65 ILLSHAW CLOSE	REDDITCH	WORCESTERSHIRE	B98 0QZ	482
MRS	CARINA	MCAULIFFE	34 LONGFELLOW CLOSE	REDDITCH	WORCESTERSHIRE	B97 5HW	444
MISS	JACQUELINE DOCHERTY	OSBORNE	143 ALDERSHAW ROAD	BIRMINGHAM	WEST MIDLANDS	B26 1HN	3,247
MRS	NICOLE	WEIR	20 KIDDERMINSTER ROAD	HAGLEY	STOURBRIDGE	DY9 0QD	803
MR	SIMON	YOUNG	254 OLD OSCOTT LANE	BIRMINGHAM	WEST MIDLANDS	B44 9UZ	2,411
							8,672

END